Exhibit 99.1

Jumia Releases Preliminary KPIs For The Two Months Ended November 30, 2024; Announces Successful Black Friday Event

Orders totaled 4.3 Million for the Two Months Ended November 30, 2024; Up 18% Year-Over-Year

Physical Goods Orders Grew 17% during the Two Months Ended November 30, 2024 to 3.9 Million With 2.5 Million Physical Goods Orders Placed During Jumia’s Successful Black Friday Event

Lagos, (Nigeria): December 5, 2024 – Today, Jumia Technologies AG (NYSE: JMIA) (“Jumia”, the “Company”) announced preliminary unaudited results of selected KPIs for the two months ended November 30, 2024, including the performance of select KPIs relating to the Company’s annual Black Friday event, which ran from November 1 through November 30, 2024. All reported preliminary KPIs exclude results from South Africa and Tunisia, reflecting the Company’s recently announced exit from these markets by year end 2024.

In the two months ended November 30, 2024, Orders totaled 4.3 million, up 18% year-over-year, with 62% of orders placed during Jumia’s Black Friday event in November. The number of customers who placed an order increased by 9% and Gross Merchandise Volume (GMV) on a constant currency basis increased by 33% in the two months ended November 30, 2024.

Jumia believes its performance is a clear sign that Jumia’s strategic initiatives and operational improvements are taking hold.

On a preliminary basis, Jumia’s key usage KPIs for the two months ended November 30, 2024 reflect:

•Orders increased by 18% compared to the same period in 2023, while 1.8 million customers placed at least one order in the period, up 9% compared to the same period in 2023, demonstrating that customers continue to respond to Jumia’s value proposition and diversified product supply
◦Physical goods orders increased by 17% year-over-year to 3.9 million
•GMV, on a constant currency basis, increased 33% year-over-year. GMV in reported currency increased 2% year-over-year as the significant currency devaluations in Nigeria and Egypt continue to impact GMV
◦The Company saw strong performance of priority categories such as Phones, Fashion, and Home and Living, which helped to deliver solid GMV growth in constant currency
•Enhanced product selection in priority categories supported overall marketplace performance with 31% of items sold being sourced from international sellers - not only expanding product availability, but also enabling Jumia to offer more competitive pricing and a wider variety of items
•Jumia Logistics handled 5.6 million packages during the two months period, as compared to 4.5 million packages in the prior year period, showing that Jumia’s logistics network can operate at scale and support growth
•Jumia’s upcountry strategy continues to show strong results with physical goods orders outside the capital city and main urban centers in Nigeria growing 44% year-over-year in the first two months of the quarter, with a significant portion of the acceleration coming during Jumia’s Black Friday event
•Jumia also successfully leveraged several efficient marketing channels, including the distribution of over one million catalogs and thousands of community radio campaigns to reach new and existing customers and resonate with an even broader audience across markets

Jumia’s CEO, Francis Dufay said, “We are thrilled with the results of our Black Friday sales event, which helped drive what we see as strong results across our key usage KPIs in the first two months of the fourth quarter. We achieved solid growth in orders and GMV in constant currency as ongoing strategic initiatives to diversify our supply, streamline our logistics network, and expand upcountry take hold. At a pivotal moment in Jumia’s trajectory, our results reinforce our belief that we have the right strategy and the right team in place to drive e-commerce adoption and serve the growing African consumer base while moving towards profitable growth.”

Introduced to Africa by Jumia in 2014, Black Friday has evolved into Jumia’s largest and most anticipated shopping event, allowing customers access to exciting deals and exclusive offers.

Jumia expects to report its full fourth quarter ended December 31, 2024 financial results in February, 2025.

About Jumia

Jumia is a leading pan-African e-commerce platform, with operations across 11 African countries. Its mission is to improve the quality of everyday life in Africa by leveraging technology to deliver innovative, convenient and affordable online services to customers, while helping businesses grow as they use Jumia's platform to better reach and serve customers.

The Jumia platform consists of a marketplace, which connects more than 64,000 sellers with customers, a vast logistics network, which enables the shipment and delivery of packages, and a proprietary payment service, JumiaPay, which facilitates transactions among participants active on the Jumia platform in select markets. For more information, visit the Company's website at https://group.jumia.com/.

Contact

Sloane & Company
jumia@sloanepr.com

Cautionary Statement

The information presented in this release is preliminary and unaudited. This information is subject to change, and we undertake no obligation to update this information.

Forward Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2023. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Operating Metrics

Changes and percentages presented have been calculated on the basis of unrounded figures. All reported preliminary KPIs exclude results from South Africa and Tunisia, reflecting the Company’s recently announced exit from these markets by year end 2024.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period. We believe that the number of Orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

We use Orders and GMV as some of many indicators to monitor usage of our platform.